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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Sarna                              David                    E.Y.
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   (Last)                           (First)             (Middle)

Continental Plaza, Building III
433 Hackensack Avenue
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                                    (Street)

Hackensack                              NJ                  07601
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol


ObjectSoft Corporation - OSFT
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3. IRS or Social Security Number of Reporting Person, if an entity (Voluntary)


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4. Statement for Month/Year

   04/98
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Persons to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [X ] Form filed by One Reporting Person
   [  ] Form filed by More than one Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.0001 per share                      04/01/98       S               8,000       D      (1)
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Common Stock, par value
$.0001 per share                      04/02/98       S               3,000       D      (2)
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Common Stock, par value
$.0001 per share                      04/03/98       S               14,000      D      (3)
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Common Stock, par value
$.0001 per share                      04/06/98       S               10,000      D      (4)
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Common Stock, par value
$.0001 per share                      04/07/98       S               6,000       D      (5)
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Common Stock, par value
$.0001 per share                      04/16/98       S               12,000      D      (6)
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Common Stock, par value
$.0001 per share                      04/17/98       S               8,000       D      (7)
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Common Stock, par value
$.0001 per share                      04/22/98       S               4,000       D      (8)     647,500(9)      D
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
* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Option to Purchase                                                             Common
Common Stock        $3.50                                    7/1/96   6/30/01  Stock     50,000                     D
------------------------------------------------------------------------------------------------------------------------------------
Warrant to Purchase                                                            Common
Common Stock        $.50                                     4/15/93  4/30/00  Stock     50,000        100,000      D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1)   Of the 8,000  shares of common  stock sold,  3,000  shares were sold at $2
      1/32,  3,000  shares were sold at $2 1/8 and 2,000  shares were sold at $2
      1/4.
(2) Of the 3,000 shares sold, 1,000 were sold at $2 and the other 2,000 were sold at $2 1/32.
(3) Of the 14,000 shares of common stock sold, 4,000 shares were sold at $2 7/32, 1,000 shares were sold at $2 1/4, 2,000 shares were sold at $2 1/8, 3,000 shares were sold at $2 5/32, 2,000 were sold at $2 1/16 and the other 2,000 shares were sold at $2 3/16.
(4) Of the 10,000 shares of common stock sold, 2,000 shares were sold at $2 1/8, 3,000 shares were sold at $2 5/32 and the other 5,000 shares were sold at $2 3/16.
(5) Of the 6,000 shares of common stock sold, 1,000 shares were sold at $2 1/8, 1,000 shares were sold at $2 1/16, 2,000 shares were sold at $2 1/32 and the other 2,000 shares were sold at $1 15/16.
(6) Of the 12,000 shares of common stock sold, 7,000 shares were sold at $3 1/16, 1,000 shares were sold at $3 1/8 and the other 4,000 shares were sold at $3.
(7) Of the 8,000 shares of common stock sold, 2,000 were sold at $2 15/16, 1,000 were sold at $3, 1,000 were sold at $3 1/32, 2,000 were sold at $3 1/16, 1,000 were sold at $3 3/32 and the other 1,000 were sold at $3 1/8.
(8) Of the 4,000 shares of common stock sold, 1,000 shares were sold at 2 1/2 and the other 3,000 shares were sold at 2 5/8.
(9) Includes 150,000 shares of common stock owned by The David E.Y. Sarna Family Trust of which Mr. Sarna's wife and Melvin Weinberg are the trustees and as to which shares Mr. Sarna disclaims beneficial ownership.
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.


See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

  /s/ David E.Y. Sarna                                        May 11, 1998
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.



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